# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Brookfield Asset Management Ltd., CIK 0001937926
CUSIP: 113004105
Title of class of securities: Class A Limited Voting Shares
Address of issuer's principal executive offices: Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York (NY), 10281-0221
Date of event which requires filing of this statement: 04/01/2026
Filed by CIK 0001001085
Persons authorized to receive notices and communications: Swati Mandava, Brookfield Corporation, Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario Canada (A6), M5J 2T3, 416-363-9491

## Reporting persons
- BROOKFIELD CORPORATION (CIK 0001001085): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,193,021,145; sole dispositive power 0; shared dispositive power 1,193,021,145; aggregate amount beneficially owned 1,193,021,145 (72.8% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, amount consists of Class A Limited Voting Shares ("Class A Shares") of Brookfield Asset Management Ltd. (the "Issuer") held by (i) Brookfield Corporation ("BN") through Brookfield BAM Holdco Inc., BN BAM SPV Finance Inc., Brookfield Corporate Holdings I LP, Brookfield Corporate Holdings II LP, Brookfield Corporate Holdings III LP and Brookfield Renewable Power Inc., each a wholly-owned subsidiary of BN, and (ii) by Brookfield Wealth Solutions Ltd. ("BNT"), a paired corporation to BN, and its subsidiaries, and subject to the Voting Agreement described in Item 4 of Amendment No. 1 (as defined herein).
  
  In reference to Row 13 above, percentage ownership is based on 1,638,131,687 Class A Shares outstanding as of March 31, 2026.
- BAM PARTNERS TRUST (CIK 0001861643): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,193,021,145; sole dispositive power 0; shared dispositive power 1,193,021,145; aggregate amount beneficially owned 1,193,021,145 (72.8% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, amount consists of Class A Shares beneficially owned by BN (including certain of its subsidiaries) and BNT or its subsidiaries. BAM Partners Trust ("BAM Partners") may be deemed to have indirect beneficial ownership of the Class A Shares since BAM Partners is the sole owner of the Class B limited voting shares of BN and has the ability to appoint one half of the board of directors of BN and approve, along with the holders of Class A Shares, all other matters requiring shareholder approval of BN with no single individual or entity controlling BAM Partners.
  
  In reference to Row 13 above, percentage ownership is based on 1,638,131,687 Class A Shares outstanding as of March 31, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Limited Voting Shares
Name of issuer: Brookfield Asset Management Ltd.
Address of issuer's principal executive offices: Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York (NY), 10281-0221
Comment:
EXPLANATORY NOTE

This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Schedule 13D originally filed on February 5, 2025 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on May 16, 2025 ("Amendment No. 1, and together with the Original Schedule 13D, the "Schedule 13D"), to reflect the transactions described in Item 4 of this Amendment No. 2. Information and defined terms reported in the Schedule 13D remain in effect except to the extent amended or superseded by information or defined terms contained in this Amendment No. 2.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

Schedule I hereto sets forth updated names of directors and executive officers of BN (to be included as Scheduled Persons) and their respective principal occupations, addresses, and citizenships.

See Exhibit 99.6 - Schedule I

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

On April 2, 2026, BWS BAM Financing LP (the "Borrower"), as borrower, and certain subsidiaries of BNT, as guarantors, entered into a margin loan agreement with Royal Bank of Canada, as lender and administrative agent, and RBC Capital Markets LLC, as calculation agent, under which the Borrower intends to borrow US$1,000,000,000 (the "Credit Facility") and the Borrower has agreed to pledge 65,000,000 Class A Shares (the "Collateral Shares"). The Credit Facility matures on April 2, 2028. As is customary for this type of credit facility, upon the occurrence of certain events of default that remain unremedied and certain other specified events, the Borrower will be required to repay the amounts outstanding under the Credit Facility. The failure by the Borrower to make such repayment may result in the lenders exercising their rights and disposing of some or all of the Collateral Shares. Unless an event of default is continuing under the Credit Facility, all voting rights and rights to receive dividends and distributions with respect to the Collateral Shares remain with Borrower, subject to the terms of the Voting Agreement described in Amendment No. 1. The Collateral Shares represent less than 6% of the aggregate number of Class A Shares directly and indirectly held by BN and BNT and less than 4% of all the outstanding Class A Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a) The aggregate number and percentage of Class A Shares held by the Reporting Persons to which this Schedule 13D relates is 1,193,021,145 Class A Shares (which includes 65,000,000 Class A Shares owned by BNT and subject to the Voting Agreement), constituting approximately 72.8% of the Issuer's currently outstanding Class A Shares. The percentage of Class A Shares is based on an aggregate number of Class A Shares of 1,638,131,687 Class A Shares outstanding as of March 31, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of Schedule 13D is hereby amended and restated as follows:

(b) The information set forth in Item 5(a) of Amendment No. 2 is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of Schedule 13D is hereby amended and restated as follows:

(c) Except as described herein, there have been no transactions by the Reporting Persons in the Class A Shares during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented as follows:

The information set forth in Item 4 of this Amendment No. 2 is hereby incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

99.6 Schedule I

## Signatures
- BROOKFIELD CORPORATION: /s/ Swati Mandava, Swati Mandava/Managing Director, Legal & Regulatory and Corporate Secretary (04/06/2026)
- BAM PARTNERS TRUST: /s/ Kathy Sarpash, Kathy Sarpash/Secretary, BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC. (04/06/2026)